SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                               SOURCE MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    404091100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Mr. Edward Grinacoff            Copy to:  Stephen A. Cohen, Esq.
21st Century Communications               Morrison Cohen Singer & Weinstein, LLP
  Partners, L.P.                          750 Lexington Avenue
767 Fifth Avenue, 45th Floor              New York, New York 10022
New York, New York 10153                  Telephone (212) 735-8600
Telephone (212) 754-8100

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 20, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |              21st Century Communications Partners, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               Delaware
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         635,949 shares                       5.0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         301,989 shares                       2.5%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         635,949 shares                       5.0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         301,989 shares                       2.5%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               937,938 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    7.3%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |              21st Century Communications T-E Partners, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               Delaware
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         216,374 shares                       1.8%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         721,564 shares                       5.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         216,374 shares                       1.8%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         721,564 shares                       5.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               937,938 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    7.3%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |              21st Century Communications Foreign Partners, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               Delaware
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |          86,615 shares                       0.7%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         851,323 shares                       6.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |          85,615 shares                       0.7%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         852,323 shares                       6.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               937,938 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    7.3%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                           Michael J. Marocco
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |          27,788 shares                       0.2%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         937,938 shares                       7.3%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |          27,788 shares                       0.2%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         937,938 shares                       7.3%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               965,726 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    7.5%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                             John Kornreich
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |          21,788 shares                       0.2%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         937,938 shares                       7.3%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |          21,788 shares                       0.2%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         937,938 shares                       7.3%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               959,726 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    7.4%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                             Harvey Sandler
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |          38,129 shares                       0.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         937,938 shares                       7.3%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |          38,129 shares                       0.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         937,938 shares                       7.3%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               976,067 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    7.6%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                             Andrew Sandler
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |           5,447 shares                       0.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         937,938 shares                       7.3%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |           5,447 shares                       0.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         937,938 shares                       7.3%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               943,385 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    7.3%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                            Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |          39,814 shares                       0.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |       1,089,813 shares                       8.4%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |          39,814 shares                       0.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |       1,089,813 shares                       8.4%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             1,129,627 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    8.7%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                            Barry Fingerhut
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |          38,814 shares                       0.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         987,938 shares                       7.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |          38,814 shares                       0.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         987,938 shares                       7.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             1,026,752 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    8.0%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 18 Pages

CUSIP
No.   404091100                        13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                              Irwin Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          PF, OO
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |          38,814 shares                       0.3%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         987,938 shares                       7.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |          38,814 shares                       0.3%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         987,938 shares                       7.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             1,026,752 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    8.0%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 11 of 18 Pages

     This statement, dated May 20, 1998, constitutes Amendment No. 6 to the
Schedule 13D, dated March 24, 1995, regarding the reporting persons' ownership of certain securities of Source Media, Inc. (formerly known as HB Communications Acquisition Corp.) (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 6 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to the information which has materially changed since the filing of the Schedule.


ITEM 2.   Identity and Background

     4. (a) Michael J. Marocco, is the sole shareholder of MJDM Corp., (Effective January 1, 1997, MJM Media Corp. transferred and assigned its interest in SCM to MJDM Corp., a New York corporation), and a member of the Board of Directors of the Issuer since May 22, 1996.
          b.   Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153
          c. Principal Business: General Partner of partnership and limited partnerships engaged in the investment business.
          d.   No.
          e.   No.
          f.   Citizenship: United States
          MJDM Corp., is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     5.   (a)  Barry Lewis, is a majority shareholder of EMEBE Corp.
          b.   Address:
                    177 S. Mountain Road
                    New City, New York 10956
          c.   Principal Business: Investments.
          d.   No.
          e.   No.
          f.   Citizenship: United States.
          EMEBE Corp. was a general partner of SCM through June 30, 1997, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     6.   (a)  John Kornreich is the majority shareholder of Four JK Corp.
          b.   Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153
          c. Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.
          d.   No.
          e.   No.
          f.   Citizenship: United States.


                               Page 12 of 18 Pages

          Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     8.   (a)  Andrew Sandler is the majority member of ALSI, LLC.
          b.   Address:
                    767 Fifth Avenue, 45th Floor
                    New York, New York 10153
          c. Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.
          d.   No.
          e.   No.
          f.   Citizenship: United States.
          ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

     9. (a) Barry Rubenstein, a shareholder, President and director of InfoMedia, a general partner of Woodland Partners, a general partner of Applewood Associates, L.P., an officer and director of Applewood Capital Corp., a general partner of Applewood Associates, L.P. and a member of the Board of Directors of the Issuer since September 19, 1997.
          b.   Address:
                    68 Wheatley Road
                    Brookville, New York 11545
          c. Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.
          d.   No.
          e.   No.
          f.   Citizenship: United States.
          InfoMedia is a general partner of 21st Century, T-E and Foreign.

ITEM 4.   Purpose of Transaction.

     Certain reporting persons have filed Form 144's, Notice of Proposed Sale of Securities Pursuant to Rule 144 Under The Securities Act of 1933, indicating an intention to sell additional securities of the Issuer from time to time.

ITEM 5.   Interests in Securities of the Issuer.

          a. The following list sets forth the aggregate number and percentage (based on 11,958,528 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of May 20, 1998:


                               Page 13 of 18 Pages

                                        Shares of          Percentage of Shares
                                      Common Stock            of Common Stock
Name                               Beneficially Owned(2)   Beneficially Owned(2)
----                               ---------------------   ---------------------
21st Century Communications
Partners, L.P.                          937,938(3)            7.3%
21st Century Communications T-E
Partners, L.P.                          937,938(4)            7.3%
21st Century Communications Foreign
Partners, L.P.                          937,938(5)            7.3%
Michael J. Marocco                      965,726(6,7)          7.5%
John Kornreich                          959,726(6,7)          7.4%
Harvey Sandler                          976,067(6,7)          7.6%
Andrew Sandler                          943,385(6,7)          7.3%
Barry Rubenstein                      1,129,627(6,7,8,9)      8.7%
Irwin Lieber                          1,026,752(6,7,8)        8.0%
Barry Fingerhut                       1,026,752(6,7,8)        8.0%
Barry Lewis(10)                              --                --

          b. By virtue of being the sole shareholder of MJDM Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 937,938 shares of Common Stock (representing 937,938 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 7.3% of the outstanding Common Stock. Michael J. Marocco has sole


--------

2    Includes shares of Common Stock issuable upon the exercise of the Warrants.

3 Includes 635,949 shares of Common Stock issuable upon the exercise of the Warrants. 21st Century disclaims beneficial ownership of 216,374 shares of Common Stock issuable upon the exercise of the Warrants owned by T-E and 85,615 shares of Common Stock issuable upon the exercise of the Warrants owned by Foreign.

4 Includes 216,374 shares of Common Stock issuable upon the exercise of the Warrants. T-E disclaims beneficial ownership of 635,949 shares of Common Stock issuable upon the exercise of the Warrants owned by 21st Century and 85,615 shares of Common Stock issuable upon the exercise of the Warrants owned by Foreign.

5 Includes 85,615 shares of Common Stock issuable upon the exercise of the Warrants. Foreign disclaims beneficial ownership of 635,949 shares of Common Stock issuable upon the exercise of the Warrants owned by 21st Century and 216,374 shares of Common Stock issuable upon the exercise of the Warrants owned by T-E.

6 The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

7 Includes 635,949, 216,374 and 85,615 shares of Common Stock issuable upon the exercise of the Warrants owned by 21st Century, T-E and Foreign, respectively.

8    Includes 50,000 shares of Common Stock owned by Applewood Associates, L.P.

9 Includes 101,875 shares of Common Stock issuable upon the exercise of a warrant owned Woodland Partners.


10 After June 30, 1997, Mr. Lewis, through EMEBE Corp., was no longer a general partner of 21st Century, T-E and Foreign.


                               Page 14 of 18 Pages
power to vote and to dispose of 27,788 shares of Common Stock (which includes 9,675 shares of Common Stock issuable upon the exercise of the Warrants and 6,000 shares of Common Stock issuable upon the exercise of options granted under the Issuer's Nonqualified Stock Option Plan For Non-Employee Directors), representing approximately 0.2% of the outstanding Common Stock.

          By virtue of being the majority shareholder of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 937,938 shares of Common Stock (representing 937,938 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 7.3% of the outstanding Common Stock. John Kornreich has sole power to vote and to dispose of 21,788 shares of Common Stock (which includes 9,675 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 0.2% of the outstanding Common Stock.

          By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote and to dispose of 937,938 shares of Common Stock (representing 937,938 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 7.3% of the outstanding Common Stock.. Harvey Sandler has sole power to vote and to dispose of 38,129 shares of Common Stock (which includes 16,931 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 0.3% of the outstanding Common Stock.

          By virtue of being the majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of 937,938 shares of Common Stock (representing 937,938 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 7.3% of the outstanding Common Stock. Andrew Sandler has sole power to vote and to dispose of 5,447 shares of Common Stock (which includes 2,419 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 0.1% of the outstanding Common Stock.

          By virtue of being a shareholder, officer and director of InfoMedia, a general partner of Woodland Partners and Applewood, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,089,813 shares of Common Stock (representing 1,039,813 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 8.4% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 39,814 shares of Common Stock (which includes 16,125 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 0.3% of the outstanding Common Stock.

          By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote and to dispose of 987,938 shares of Common Stock (representing 937,938 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 7.7% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 38,814 shares of Common Stock (which includes 16,125 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 0.3% of the outstanding Common Stock.


                               Page 15 of 18 Pages

          By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 987,938 shares of Common Stock (representing 937,938 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 7.7% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 38,814 shares of Common Stock (which includes 16,125 shares of Common Stock issuable upon the exercise of the Warrants), representing approximately 0.3% of the outstanding Common Stock.

     c. The following is a description of all transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule effected from March 20, 1998 to May 20, 1998, inclusive.

                                                                       Number of
                                                        Purchase        Shares
                                                        or Sale        Purchased          Purchase or
               Name of Shareholder                        Date         or (Sold)          Sales Price
               -------------------                       ------        ----------        ------------
21st Century Communications Partners, L.P.              5/19/98          (30,172)          $16.0688

                                                        5/20/98         (263,169)          $15.1875

21st Century Communications T-E Partners, L.P.          5/19/98          (10,265)          $16.0688

                                                        5/20/98          (89,507)          $15.1875

21st Century Communications Foreign Partners, L.P.      5/19/98           (4,063)          $16.0688

                                                        5/20/98          (35,464)          $15.1875

Accounts Managed by Sandler Capital Management          5/20/98          (50,000)          $15.1875

          The reporting persons made their sales of securities in the over-the-counter market.

     d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     e.   Not applicable.


                               Page 16 of 18 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

                          Date: May 28, 1998

                          21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner


                          By: /s/ Edward Grinacoff
                              --------------------------------------------------
                              Name: Edward Grinacoff
                              Title: Secretary and Treasurer


                          21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner


                          By: /s/ Edward Grinacoff
                              --------------------------------------------------
                              Name: Edward Grinacoff
                              Title: Secretary and Treasurer


                          21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                  By: ARH Corp., general partner


                          By: /s/ Edward Grinacoff
                              --------------------------------------------------
                              Name: Edward Grinacoff
                              Title: Secretary and Treasurer


                               Page 17 of 18 Pages

                              /s/ Michael J. Marocco
                              --------------------------------------------------
                                  Michael J. Marocco


                              /s/ Barry Lewis
                              --------------------------------------------------
                                  Barry Lewis


                              /s/ John Kornreich
                              --------------------------------------------------
                                  John Kornreich


                              /s/ Harvey Sandler
                              --------------------------------------------------
                                  Harvey Sandler


                              /s/ Andrew Sandler
                              --------------------------------------------------
                                  Andrew Sandler


                              /s/ Barry Rubenstein
                              --------------------------------------------------
                                  Barry Rubenstein


                              /s/ Irwin Lieber
                              --------------------------------------------------
                                  Irwin Lieber


                              /s/ Barry Fingerhut
                              --------------------------------------------------
                                  Barry Fingerhut


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               Page 18 of 18 Pages